SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005
Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod, Israel 71111
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

        On October 30, 2005, NUR Macroprinters Ltd. (the “Company”) issued a press announcing the results of the Annual and Special Meeting of Shareholders held on October 27, 2005.

Each of the following matters was approved at the shareholders meeting:
■	election of Robert F. Hussey, Oded Akselrod and Tamar Peller to the Board of Directors;
■	ratification of the selection of Kost Forer Gabbay & Kasierer as the independent auditors of the Company for the fiscal year ended December 31, 2005;
■	the terms of a private placement of $12 million of the Company’s ordinary shares and warrants to purchase ordinary shares, including the appointment by Fortissimo of four members to the Company’s board and the execution of a management agreement between the Company and Fortissimo;
■	the terms of a debt restructuring agreement with the Company's three lender banks;
■	an amendment to the Company's Amended and Restated Articles of Association and Memorandum of Association to provide for the increase of the Company's authorized share capital;
■	amendment of the provisions of the Company's Amended and Restated Articles of Association regarding indemnification of the Company's directors and officers;
■	procurement of directors and officers liability insurance policy;
■	the execution of a replacement form of indemnification agreement with the Company's officers and directors;
■	the execution of exculpation letters with the Company's directors;
■	an increase of the number of shares authorized for issuance under the Company's 2000 Stock Option Plan; and
■	an increase of the number of shares authorized for issuance under the Company’s 1998 Share Option Plan for Non-Employees Directors.

        The following document is attached hereto and incorporated herein by reference:

Exhibit 1.	Press Release dated October 30, 2005

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. BY: /S/ David Amir —————————————— David Amir President and Chief Executive Officer

      Date October 31, 2005

Exhibit Index

Exhibit 1.	Press Release Dated October 30, 2005